November 24, 2020

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	Bank7 Corp.
File No. 333-250102
Registration Statement on Form S-3

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Bank7 Corp. hereby requests that the effective date of the Registration Statement referenced above be accelerated so that it will be declared effective at 4:30 p.m., Eastern Time, on November 24, 2020, or as soon thereafter as possible.

Should you have any questions regarding this request, please do not hesitate to contact Justin L. Jackson at (405) 552-2240, of McAfee & Taft A Professional Corporation, counsel to the Company, with any further comments or questions.

Very truly yours,

Henry Litchfield
General Counsel

HL: jlj